FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested by
M.D.C. Holdings, Inc.
July 7, 2006
Via EDGAR
Ms. Melissa N. Rocha, CPA
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	M.D.C. Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
File No. 001-08951
Dear Ms. Rocha:
On behalf of M.D.C. Holdings, Inc. (the “Company” or “MDC”), we hereby provide the following responses to the comments contained in the letter dated May 23, 2006. Each numbered comment of the comment letter has been reproduced below, followed by the Company’s response.
Pursuant to 17 C.F.R. §200.83, the Company is requesting confidential treatment for the information supplementally provided to the Staff representing examples of the financial information that is regularly reviewed by our chief operating decision makers. The Company requests this information be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it is confidential information. In the event the Staff receives a request for access to this information, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please return these materials supplementally furnished to the Staff at the completion of your review of our response letter. Please address any notifications of a request for access to this information to the undersigned with a copy to Joseph H. Fretz, Secretary and Corporate Counsel of the Company.

Ms. Melissa Rocha, CPA U. S. Securities and Exchange Commission July 7, 2006 Page 2	FOIA CONFIDENTIAL TREATMENT REQUEST Confidential Treatment Requested by M.D.C. Holdings, Inc.
In connection with our responses, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2005
Warranty Costs, Page F-12
1.	Comment: We note your rollforward of warranty activity for the years ended December 31, 2005, 2004 and 2003 which includes your warranty expense provision recorded during each of those years. Revise your disclosure in future filings to separately present the amount of the provision recorded that represents the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) for each of the years presented. Refer to paragraph 14b of FIN45. Please make similar revisions to your disclosure related to insurance reserves on page F-13.

Response: In response to the Staff’s comment, the Company will separately disclose in future filings the aggregate changes in the liability for reserves related to preexisting warranties (including adjustments related to changes in estimates) for each of the periods presented, consistent with the requirements set forth in paragraph 14b of FIN 45. Additionally, the Company will make similar revisions to the table disclosing insurance activity on page F-13 in future filings.

2.	Comment: You indicate that if warranty payments for an individual house exceed the related reserve, then payments in excess of the reserve are evaluated in the aggregate to determine if an adjustment to home cost of goods sold should be recorded. We assume you mean that an adjustment to the warranty reserve would be recorded, resulting in an adjustment to home cost of sales. Please confirm our assumptions or supplementally explain your accounting for warranty costs. Also confirm that the warranty reserve presented in the table on page F-17 relates to the general and structural reserve as well as the reserve for known unusual warranty-related expenditures not covered by the general and structural warranty reserve.

Response: Generally, warranty reserves are reviewed monthly, using historical data and other relevant information, to determine the reasonableness and adequacy of both the aggregate reserve and the per-unit reserve amount originally established. When evaluating the reserve in the aggregate, the Company reviews the warranty payments on a divisional and consolidated basis in order to determine if an adjustment to the warranty reserve is required. The Company confirms that the Staff’s assumption is correct in that adjustments to the warranty reserve result in an adjustment to home cost of sales. The Company will include disclosure, similar in scope to the following, in future filings: “If warranty payments for an individual house exceed the related reserve, then payments in excess of the reserve are evaluated in the aggregate to determine if an adjustment to the warranty reserve should be recorded, resulting in a corresponding adjustment to home cost of sales.”

Ms. Melissa Rocha, CPA U. S. Securities and Exchange Commission July 7, 2006 Page 3	FOIA CONFIDENTIAL TREATMENT REQUEST Confidential Treatment Requested by M.D.C. Holdings, Inc.
The Company also confirms that the warranty reserves presented in the table on page F-12 relate to the general and structural reserve as well as the reserve for known, unusual warranty-related expenditures not covered by the general and structural warranty reserve.

3.	Comment: Tell us more about your Estimates-to-Complete reserves. If changes to these reserves could materially impact your results of operations, provide a table summarizing this reserve activity for each period presented. The table should be similar to that required by in the same form and content required by 14b of FIN45.

Response: Upon closing a home, we record an estimated accrual associated with certain construction and land development costs incurred or expected to be incurred but not yet paid at the time of a home closing (“Estimates-to-Complete”). Generally, these accruals are established based upon contracted work that has yet to be paid and/or completed at the time of a home closing, punch list items identified during the course of the homebuyer’s final walkthrough of the home and land development costs more likely than not to be incurred. These represent estimates believed to be adequate to cover the expected remaining home construction and land development costs. Examples of contracted work not yet paid at the time of a home closing are installation projects that are generally completed within the last week of closing a home, such as cabinets, countertops, carpeting, ceramic tile, concrete touch-ups, landscaping, etc. Punch list items are identified by the homebuyer during the final walkthrough and generally involve limited work expected to be done to complete the home sale. Punch list items include, but are not limited to, paint touch-ups, replacing cracked floor tiles, installing electrical coverings and yard landscaping. Examples of land development costs include, but are not limited to, completion of street curbs, sidewalks, street lights and landscaping work for general community use areas. These Estimates-to-Complete accruals are recorded at the time of closing a sold home in order to properly match revenues and expenses.

Paragraph 14 of FIN 45 states the following:

“14. For product warranties and other guarantee contracts that are excluded from the initial recognition and initial measurement requirements of this Interpretation pursuant to paragraph 7(b) (collectively referred to as product warranties), a guarantor is not required to disclose the maximum potential amount of future payments specified in paragraph 13(b) above. Instead, the guarantor is required to disclose for those product warranties the following information:
a.	The guarantor’s accounting policy and methodology used in determining its liability for product warranties (including any liability [such as deferred revenue] associated with extended warranties).

b.	A tabular reconciliation of the changes in the guarantor’s aggregate product warranty liability for the reporting period. That reconciliation should present the beginning balance of the aggregate product warranty liability, the aggregate reductions in that liability for payments made (in cash or in kind) under the warranty, the aggregate changes in the liability for accruals related to product warranties issued during the reporting period, the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates), and the ending balance of the aggregate product warranty liability.”

Ms. Melissa Rocha, CPA U. S. Securities and Exchange Commission July 7, 2006 Page 4	FOIA CONFIDENTIAL TREATMENT REQUEST Confidential Treatment Requested by M.D.C. Holdings, Inc.
As the Company’s Estimates-to-Complete accruals represent construction costs incurred and to be incurred in the normal course of business, which have not yet been paid at the time of a home closing, or land development costs more likely than not to be incurred, the Company respectfully submits that the Estimates-to-Complete accruals are not within the scope of FIN 45, as defined in paragraph 3, and are not subject to the disclosure requirements of paragraph 14 of FIN 45, as the accruals do not represent product warranties or guarantee contracts, but rather represent day-to-day construction accruals. In future filings, the Company will refrain from describing our Estimates-to-Complete as “reserves” and will reference them as “accruals.”
Note 3. Information of Business Segments, page F-18
4.	Comment: You disclose that you operate in two segments, Homebuilding and Financial Services, however, we note in your business section and MD&A you separately discuss markets by state. Please clarify whether your regions or states are operating segments as defined by paragraph 10 of SFAS 131. If so, tell us how you have met the aggregation criteria of paragraph 17 of SFAS 131. Specifically address how you have determined that your operating segments have similar economic characteristics. Provide for us the sales and gross margin trends for each operating segment and address any inconsistencies in the trends that they depict. Please identify your chief operating decision maker (CODM) and provide us with representative copies of the discrete financial information that is regularly reviewed by your CODM.

Response: As further outlined below, because operating and resource allocation decisions (as discussed in SFAS 131) are made at the subdivision level by the Company’s chief operating decision makers (“CODMs”), based upon their review of results and assessment of subdivision performance, the Company has concluded that neither its regions nor its states are operating segments as defined by paragraph 10 of SFAS 131. The Company’s CODMs, are its Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”) and Chief Financial Officer (“CFO”), who have concluded that homebuilding and financial services are the Company’s two operating segments. The Company also has provided supplementally to the Staff representative examples of the financial information that is regularly reviewed by the CODMs.

The Company’s Business – The Company is primarily in the business of owning and managing subsidiary companies that sell and build homes in the United States under the name “Richmond American Homes.” The Company does not have any operations outside the United States. The Company’s homebuilding operations consist of building and selling homes (primarily single-family detached properties), generally for first-time and first-time move-up home buyers, utilizing similar land acquisition, development, construction, marketing and sales processes, regardless of geographic location. The Company’s business does not include building commercial buildings, condominiums or apartments, or the purchasing or preparation of land for sale to other homebuilders.

MDC’s financial services segment consists of HomeAmerican Mortgage Corporation, which originates mortgage loans primarily for our homebuyers, and American Home Insurance Agency, Inc., which offers third party insurance products to our homebuyers.

Ms. Melissa Rocha, CPA U. S. Securities and Exchange Commission July 7, 2006 Page 5	FOIA CONFIDENTIAL TREATMENT REQUEST Confidential Treatment Requested by M.D.C. Holdings, Inc.
Organizational and Operational Structure – The Company’s primary functions include land acquisition and development, home construction, purchasing, marketing, merchandising, sales and customer service. Operating decisions involving these functions generally are made for each subdivision at the Company’s headquarters under the direction of the CODMs. The Company’s homebuilding segment has intervening divisional, regional and national levels that are maintained primarily for administrative and implementation purposes to facilitate the collection, communication and analysis of operational data and to carry out the directives of the CODMs. The Company’s underlying organizational structure – i.e. the grouping and reporting of subdivisions, divisions and regions – constantly changes based upon the current needs of the Company. Regardless of the reporting structure utilized at any given time, the Company’s centralized management structure has retained operational authority over all levels of the homebuilding segment.
The Company’s 261 homebuilding divisions are comprised of 2922 active subdivisions and related overhead, with each division generally located in a metropolitan area or a portion of a metropolitan area. Each of the Company’s homebuilding divisions has a president who implements the CODMs’ directives for a number of subdivisions and reports on the operating performance for each subdivision to a regional president.
Each of the Company’s seven3 regions includes a number of divisions, generally located in one or more geographic areas of the United States. Each of these regions has a regional president that is responsible for coordinating the activities of the division presidents in his/her region consistent with the directions of the CODMs. The Company’s regional presidents generally report directly to the President of National Homebuilding Operations, who is directly accountable to the Company’s COO.
Transaction Policy and Procedure (the “Policy”) – The objectives of the Company’s Policy include the review and approval of all proposed residential subdivision acquisitions and ensuring that all proposed subdivision acquisition transactions meet the Company’s targeted internal rate of return (“IRR”) threshold. This IRR threshold generally is the same for all proposed subdivision acquisitions, irrespective of geographic location.
Prior to any material expenditure of funds in investigating the feasibility of a proposed subdivision acquisition transaction, the COO receives a term sheet for the property. The COO reviews the basic structure of proposed transactions and, if acceptable, indicates his approval or disapproval. Approval serves as authorization to proceed with negotiations of a subdivision acquisition and to initiate due diligence efforts. Thereafter, before a binding contract can be executed, a transaction memorandum, along with a feasibility package, a financial pro-forma and other materials, must be submitted to one of the Company’s three Asset Management Committees (each an “AMC”) for review. The Policy also requires that transactions above certain value thresholds be approved by an “Executive Committee” comprised of the CEO, COO and CFO. Based upon the values of transactions considered by the Company, the Executive Committee historically has been required to approve a majority of all subdivision acquisition transactions.

[1]	The Company’s 26 divisions are as of December 31, 2005.

[2]	The Company’s 292 active subdivisions are as of December 31, 2005

[3]	The Company’s 7 regions are as of December 31, 2005.

Ms. Melissa Rocha, CPA U. S. Securities and Exchange Commission July 7, 2006 Page 6	FOIA CONFIDENTIAL TREATMENT REQUEST Confidential Treatment Requested by M.D.C. Holdings, Inc.
Each AMC is comprised of the COO and one of the Company’s corporate officers or employees, including the Company’s Senior Vice President and Treasurer, Vice President of Real Estate and Director of Corporate Development. The AMCs are charged with the responsibility of achieving the objectives of the Company’s Policy by initially reviewing and approving all subdivision acquisition transactions in accordance with land resource allocation decisions made by the CODMs. Land acquisition transactions may not proceed without AMC and/or Executive Committee approval.

Determination of Chief Operating Decision Maker – Paragraph 12 of SFAS 131 defines the CODM as “a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of an enterprise.” As previously stated, the Company has identified the CEO, COO and CFO, collectively, as the CODMs based on their responsibility for making operating decisions, including resource allocation and assessment of performance, throughout the Company’s homebuilding segment. These responsibilities are reflected in the following CODM activities:
•	the COO is a member of each AMC;

•	the CFO attends most AMC meetings;

•	the CFO and CEO receive and review all AMC meeting minutes;

•	the CEO, COO and CFO are members of the Executive Committee, which receives feasibility packages for all residential subdivision acquisition transactions;

•	the Executive Committee approves all residential subdivision acquisition transactions over certain value thresholds, which historically has resulted in their approval being required for a majority of all residential subdivision acquisition transactions;

•	they regularly review the performance of each residential subdivision; and

•	they make key decisions regarding the size and allocation of capital and personnel resources.
Additionally, the Company’s CODMs are directly responsible for assessing the operating and financial performance of the Company’s homebuilding operations through a comprehensive review of reports that include various measures on a subdivision, division, state, regional and consolidated basis. (Examples of some of these reports are being provided supplementally to the Staff under separate cover.) The reports used by the CODMs reflect a variety of organizational presentations and formats. The varying reporting formats used within the Company are reflective of the nature of the business issues being considered, individual preferences of the CODMs, and the source and/or availability of information.

Identification of Operating Segments – As further outlined below, the Company has concluded that the homebuilding operations represent a single operating segment as defined in SFAS 131 and that the Company’s subdivisions, divisions, states and regions are not considered to be operating segments.

Ms. Melissa Rocha, CPA U. S. Securities and Exchange Commission July 7, 2006 Page 7	FOIA CONFIDENTIAL TREATMENT REQUEST Confidential Treatment Requested by M.D.C. Holdings, Inc.
Authoritative Accounting Literature
Paragraph 4 of SFAS 131 states “The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the enterprise’s internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner.”
Paragraph 10 of SFAS 131 defines an operating segment as “a component of an enterprise:
a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.”
Paragraph 14 of SFAS 131 states: “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.”
Paragraph 24 of SFAS 131 states: “There may be a practical limit to the number of reportable segments that an enterprise separately discloses beyond which segment information may become overly detailed. Although no precise limit has been determined, as the number of segments that are reportable in accordance with paragraphs 18-23 increases above 10, the enterprise should consider whether a practical limit has been reached.”
Subdivisions
The Company’s homebuilding residential subdivisions represent individual land acquisition transactions within a given metropolitan area for which the land is or has been developed for the construction and subsequent sale of homes. As displayed in some of the supplemental information provided to the Staff, each homebuilding residential subdivision engages in business activities from which it earns revenue primarily from the sale of single-family detached homes, generally for first-time and first-time move-up homebuyers, and incurs expenses associated with the purchase and development of land, construction of homes and personnel who are responsible for implementation efforts with respect to each subdivision.
On this basis, each homebuilding residential subdivision could, theoretically, be considered an operating segment as discussed in paragraph 10 of SFAS 131. However, the Company would have had in excess of 200 operating segments in each of the last three annual reporting periods, which would have exceeded the practical limit of operating segments as described in paragraph 24 of SFAS 131. Additionally, the Company determined that aggregating subdivisions pursuant to paragraph 17 of SFAS 131 could not be done in a “cost-effective and timely manner.” Therefore, the Company concluded that subdivisions do not represent the Company’s operating segments.

Ms. Melissa Rocha, CPA U. S. Securities and Exchange Commission July 7, 2006 Page 8	FOIA CONFIDENTIAL TREATMENT REQUEST Confidential Treatment Requested by M.D.C. Holdings, Inc.
Divisions
Divisions are comprised of a number of residential subdivisions and their related overhead, generally in a given metropolitan area. In certain metropolitan areas or geographic regions, multiple divisions may be created to more effectively manage each subdivision as the Company experiences growth in the number of subdivisions. For example, at the beginning of 2006, the Company had three separate divisions in Las Vegas, Phoenix and Northern Virginia, and two separate divisions in metropolitan Denver.
The Company’s CODMs do not make strategic decisions to allocate resources based upon the review of division level information, although some information is provided to the CODMs on a division-by-division basis. Division information is used by the CODMs primarily for purposes of evaluating the effectiveness of division presidents in implementing the operating directives of the CODMs. In addition, division presidents do not report directly to the Company’s CODMs. Accordingly, based upon all of these factors, the Company’s divisions do not meet the definition of an operating segment.
Regions
The Company’s regions include a number of divisions, generally in one or more geographical areas of the United States. The responsibilities of our regional Presidents include:
•	review of division business plans and budgets which are ultimately submitted to the CODMs for approval;

•	identification of new residential subdivisions to be submitted to the governing AMC and Executive Committee for approval;

•	maintaining land and home inventory levels in accordance with CODM directives; and

•	review of major personnel decisions for submission to the CODMs for approval.
The Company does not believe that regions meet the definition of an operating segment for the following reasons:
•	they do not reflect management’s approach to operating MDC’s homebuilding operations;

•	operating decisions, including resource allocation and assessment of performance, are not made at a regional level; and

•	divisions assigned to a particular region have historically changed and been based upon consideration of administrative convenience, rather than operational considerations as evidenced by the many changes made to the regional assignments since inception in approximately 2001.
Similar to regions, state level information does not meet the definition of an operating segment. The Company does not have managers who oversee the operations of a particular state, except in Utah and Illinois where, in each case, the Company currently has only one division. In addition, operating decisions, including resource allocation and assessment of performance, are not made at a state level.

Ms. Melissa Rocha, CPA U. S. Securities and Exchange Commission July 7, 2006 Page 9	FOIA CONFIDENTIAL TREATMENT REQUEST Confidential Treatment Requested by M.D.C. Holdings, Inc.
Conclusion
As discussed above, the Company has determined that its homebuilding operations are properly reported as a single reportable operating segment.
The Company does not believe redefining the homebuilding operating segment at any intermediate level (i.e. division, state or region) is appropriate. Operating decisions, including resource allocation, are made by the Company’s CODMs at the subdivision level, without regard to the subdivisions, geographic location within a division, state or region. The organizational structures and the varying nature of the financial information that is regularly reviewed by the CODMs (examples of which are being provided supplementally to the Staff) reflect the elastic and centralized approach taken by the CODMs in making operating decisions, assessing performance and reviewing results of MDC’s homebuilding operations.
Accordingly, the Company believes the segment disclosure in Note 3 of the December 31, 2005 Form 10-K is consistent with the objectives and principles of SFAS 131.
Note 18. Supplemental Guarantor Information, page F-33
5.	Comment: Your disclosure regarding your guarantor subsidiaries does not indicate whether or not these subsidiaries are 100% owned. Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be “100% owned” by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosures in future filings to clarify whether of not the grantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

Response: The Company confirms to the Staff that the guarantor subsidiaries are 100% owned by the Company. Accordingly, the Company will include in future filings disclosure that the guarantor subsidiaries are 100% owned by the Company.
Please contact the undersigned with any questions at (303) 804-7706 or Joseph H. Fretz, Secretary and Corporate Counsel of the Company at (303) 804-7730.
Sincerely,
/s/ Paris G. Reece III
Paris G. Reece III